# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golub Capital Private Income Fund I, CIK 0002082559
CUSIP: 38182V101
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 200 Park Avenue, 25th Floor, New York, New York (NY), 10166
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001298389
Persons authorized to receive notices and communications: David B. Golub, c/o Golub Capital Private Income Fund I, 200 Park Avenue, 25th Floor, New York, New York (NY), 10166, (212) 750-6060

## Reporting persons
- David B. Golub (CIK 0001298389): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 503,018.11; sole dispositive power 0; shared dispositive power 503,018.11; aggregate amount beneficially owned 503,018.11 (6.7% of the class)
- Lawrence E. Golub (CIK 0001311018): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 503,018.11; sole dispositive power 0; shared dispositive power 503,018.11; aggregate amount beneficially owned 503,018.11 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Golub Capital Private Income Fund I
Address of issuer's principal executive offices: 200 Park Avenue, 25th Floor, New York, New York (NY), 10166
Comment: This Schedule 13D (the "Schedule 13D") relates to the Common Shares, par value $0.01 per share ("Shares"), of Golub Capital Private Income Fund I (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is being filed on behalf of David B. Golub and Lawrence E. Golub (each a "Reporting Person" and together, the "Reporting Persons"). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Park Avenue, 25th Floor, New York, NY 10166.
Present principal occupation or employment: David B. Golub is the President of Golub Capital LLC ("Golub Capital"), a control person of the adviser of the Issuer and also serves as the Chief Executive Officer, Chairman and a member of the Board of Trustees of the Issuer. Lawrence E. Golub is the Chief Executive Officer of Golub Capital and a control person of the adviser of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 23, 2026, GGP Class E-P, LLC, an entity controlled by each of the Reporting Persons, purchased 503,018.109 Shares at a price per Share equal to $24.85, using general working capital to purchase the Shares. Each of the Reporting Persons may be deemed to share beneficial ownership over the 503,018.109 Shares held directly by GGP Class E-P, LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Shares reported herein were acquired for investment purposes.

Each Reporting Person may make additional purchases of the Issuer's securities depending on the Issuer's business, prospects and financial condition, the market for the Issuer's securities, general economic conditions, money and stock market conditions and other future developments. Each Reporting Person reserves the right to dispose of some or all of their Shares.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, each Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D and Item 3 are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Shares beneficially owned is based on 7,553,715 Shares outstanding as of the date hereof, based on 6,842,282 Shares outstanding as of February 17, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 17, 2026, plus the 711,433 Shares issued on February 23, 2026, as set forth in the Periodic Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of each cover page of this Schedule 13D and is incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each Reporting Person expressly disclaims beneficial ownership of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither Reporting Person has effected any transaction in Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each of the Reporting Persons, no one other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between the Reporting Persons and any other person, with respect to the Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement by and among the Reporting Persons

## Signatures
- David B. Golub: /s/ David B. Golub, David B. Golub (03/16/2026)
- Lawrence E. Golub: /s/ Lawrence E. Golub, Lawrence E. Golub (03/16/2026)